FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007                                                                    Commission File Number:  001-10805

Rogers Communications Inc.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                     Form 40-F ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐                     No ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐                     No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
	By:	/s/ Lorraine M. Daly
	Name:	Lorraine M. Daly
	Title:	Vice-President, Treasurer
Date: August 14, 2007

Exhibit Index

Exhibit Number	Description of Document

99.1	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.750% Senior Debentures due 2032
99.2
First Supplemental Indenture, dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, N.A., with respect to the 8.750% Senior Debentures due 2032

99.3
Second Supplemental Indenture, dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 8.750% Senior Debentures due 2032

99.4	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.875% Senior Notes due 2012
99.5	First Supplemental Indenture dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, N.A., with respect to the 7.875% Senior Notes due 2012
99.6
Second Supplemental Indenture dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 7.875% Senior Notes due 2012

99.7	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.25% Senior Notes due 2013
99.8	First Supplemental Indenture dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, N.A., with respect to the 6.25% Senior Notes due 2013
99.9
Second Supplemental Indenture dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 6.25% Senior Notes due 2013

99.10	Indenture, dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, N.A., as Trustee, relating to the 5.500% Senior Notes due 2014
99.11
First Supplemental Indenture dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 5.500% Senior Notes due 2014

99.12	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior Notes due 2015
99.13
First Supplemental Indenture dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 6.75% Senior Notes due 2015

99.14	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior Notes due 2011
99.15
First Supplemental Indenture dated as of June 29, 2007, among Rogers Cable Inc., Rogers Cable Communications Inc. and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), with respect to the 7.25% Senior Notes due 2011

99.16	Indenture, dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior Notes due 2011 of Rogers Wireless Inc.
99.17
First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank), relating to the 9.625% Senior Notes due 2011

99.18
Second Supplemental Indenture, dated as of June 29, 2007, between Rogers Wireless Inc., Rogers Wireless Partnership and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), relating to the 9.625% Senior Notes due 2011

99.19	Indenture, dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.375% Senior Notes due 2014

99.20	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 6.375% Senior Notes due 2014
99.21
Second Supplemental Indenture, dated as of June 29, 2007, between Rogers Wireless Inc., Rogers Wireless Partnership and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), relating to the 6.375% Senior Notes due 2014

99.22	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.625% Senior Notes Due 2011
99.23	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.625% Senior Notes due 2011
99.24
Second Supplemental Indenture, dated as of June 29, 2007, between Rogers Wireless Inc., Rogers Wireless Partnership and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), relating to the 7.625% Senior Notes due 2011

99.25	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.50% Senior Notes Due 2015
99.26	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.50% Senior Notes due 2015
99.27
Second Supplemental Indenture, dated as of June 29, 2007, between Rogers Wireless Inc., Rogers Wireless Partnership and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), relating to the 7.50% Senior Notes due 2015

99.28	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior Notes Due 2012
99.29	First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A. relating to the 7.25% Senior Notes due 2012
99.30
Second Supplemental Indenture, dated as of June 29, 2007, between Rogers Wireless Inc., Rogers Wireless Partnership and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), relating to the 7.25% Senior Notes due 2012

99.31	Indenture, dated as of November 30, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 8.00% Senior Subordinated Notes Due 2012
99.32
First Supplemental Indenture, dated as of August 1, 2005, between Rogers Wireless Inc., Rogers Wireless Partnership and JPMorgan Chase Bank, N.A., relating to the 8.00% Senior Subordinated Notes due 2012